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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **April 2006**

Commission File Number: **0-30150**



(Translation of registrant's name into English)

Suite 300, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if
submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. Document

    1   News Release dated April 21, 2006
    2   Material Change Report dated April 24, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

Date: April 24, 2006

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



300 -1055 W. Hastings Street
Vancouver, BC, Canada V6E 2S9
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

TSX-V: BUF.U
OTC-BB: BYBUF
Frankfurt: B4K

BUFFALO LISTS ON NASDAQ OTC-BB

Vancouver, B.C., April 21, 2006 - Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that its shares have been listed for trading on the NASDAQ Over The Counter Bulletin Board under the symbol **BYBUF**. Buffalo is pleased that its shares will trade in the United States, as it will offer the Company a larger breadth of investment coverage.

Source Capital Group, Inc. ("Source") assisted Buffalo Gold in obtaining its listing on the NASDAQ Over The Counter Bulletin Board, and is currently Buffalo's primary market maker for the trading of its shares on the OTC-BB. Source is a Westport, Connecticut based broker/dealer with offices located throughout the U.S. It provides investment banking services to small cap and middle market firms, and complete brokerage services for both individuals and institutions.

About BUF.U:
Buffalo Gold Ltd., headquartered in Vancouver, Canada is actively engaged in exploring and developing mineral properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U) please visit our website at www.buffalogold.ca

On Behalf of the Board of Directors of
BUFFALO GOLD LTD.

"Damien Reynolds"
_____
Damien Reynolds, President,
Chairman and C.E.O.

For further information please contact: info@buffalogold.ca
Julie Hajduk, Investor Relations   Tel: 1.888.685.5492

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
Suite 300, 1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2   **Date of Material Change**

April 21, 2006

Item 3   **News Release**

A press release was issued on April 21, 2006, at Vancouver, B.C.

Item 4   **Summary of Material Change**

Buffalo shares have been listed for trading on the NASDAQ Over The Counter Bulletin Board under the symbol **BYBUF**. Buffalo is pleased that its shares will trade in the United States, as it will offer the Company a larger breadth of investment coverage.

Source Capital Group, Inc. ("Source") assisted Buffalo Gold in obtaining its listing on the NASDAQ Over The Counter Bulletin Board, and is currently Buffalo's primary market maker for the trading of its shares on the OTC-BB. Source is a Westport, Connecticut based broker/dealer with offices located throughout the U.S. It provides investment banking services to small cap and middle market firms, and complete brokerage services for both individuals and institutions.

Item 5   **Full Description of Material Change**

Buffalo shares have been listed for trading on the NASDAQ Over The Counter Bulletin Board under the symbol **BYBUF**. Buffalo is pleased that its shares will trade in the United States, as it will offer the Company a larger breadth of investment coverage.

Source Capital Group, Inc. ("Source") assisted Buffalo Gold in obtaining its listing on the NASDAQ Over The Counter Bulletin Board, and is currently Buffalo's primary market maker for the trading of its shares on the OTC-BB. Source is a Westport, Connecticut based broker/dealer with offices located throughout the U.S. It provides investment banking services to small cap and middle market firms, and complete brokerage services for both individuals and institutions.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9   **Date of Report**

April 24, 2006

BUFFALO GOLD LTD.

Per: *Damien Reynolds*

_____
Damien Reynolds,
Chairman of the Board of Directors